Hartford Life Insurance Company

200 Hopmeadow Street

Simsbury, CT 06089

May 31, 2011

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hartford Mutual Funds II, Inc.
File Nos. 002-11387/811-00558
Request for Withdrawal of Post-Effective Amendment No. 114
File Nos. 002-11387/811-00558

Dear Sir or Madam:

This letter is to request the withdrawal of Post-Effective Amendment No. 114 on Form N-1A filed via EDGAR, which contained missing class identifiers for Class B and Class C shares of The Hartford SmallCap Growth Fund, a series of The Hartford Mutual Funds II, Inc. The filing was made as a 485BPOS (accession number 0001104659-11-031972) on May 27, 2011

No fees are required in connection with this filing.  If you have any questions concerning this filing, please do not hesitate to contact the undersigned at 860-843-8480.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino

Senior Counsel

cc:	Kathryn Cohen, Esq
Dechert, LLP